

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 7, 2008

George G. Chachas
Chief Executive Officer, President and Chief Financial Officer
Anoteros, Inc.
2445 Fifth Avenue, Suite 440
San Diego, CA 92101

> **Re: Anoteros, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed March 27, 2008 and Amendment on March 28, 2008**
> **File No. 0-52561**

Dear Mr. Chachas:

    We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Larry Spirgel
                            Assistant Director